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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                        SCHEDULE 13D (AMENDMENT NO. 23)
                   Under the Securities Exchange Act of 1934

                     Family Steak Houses of Florida, Inc.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                              CUSIP Number:  307059105

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 13, 2000
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )


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                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      26,294 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            802,842 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  26,294 shares of Common Stock

              10. Shared Dispositive Power

                  802,842 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    829,136 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    34.32%

14. Type of Reporting Person

    IN

                                       2

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                                 SCHEDULE 13D

CUSIP No. 307059105

      1. Name of Reporting Person

         Mr. Zachary Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially      1,300 shares of Common Stock
Owned By
Each           8. Shared Voting Power
Reporting
Person            0 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                  1,300 shares of Common Stock

              10. Shared Dispositive Power

                  0 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,300 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    0.05%

14. Type of Reporting Person

    IN

                                       3

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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      637,444 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  637,444 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    637,444 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    26.38%

14. Type of Reporting Person
    CO

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                                  SCHEDULE 13D

CUSIP No. 307059105

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       164,098 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   164,098 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    164,098 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    6.79%

14. Type of Reporting Person
    EP

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Item 1.  Security and Issuer
         -------------------

         This Amendment No. 23 to Schedule 13D constitutes an amendment to the
Schedule 13D filed with the Securities and Exchange Commission on August 8,
2000 by Glen F. Ceiley ("Mr.Ceiley"), Bisco Industries, Inc. ("Bisco") and the Bisco Industries, Inc. Profit Sharing Plan (the "Plan") (collectively, the "Reporting Persons"), with respect to shares of common stock, $.01 par value per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Issuer") (the Schedule 13D, as previously amended, is referred to herein as the "Schedule"). Except as set forth herein, there has been no material change in the information set forth in the Schedule.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 of the Schedule is amended as follows:

         (a) As of the close of business on November 13, 2000, the Reporting Persons owned in the aggregate, 829,136 Shares, which represent approximately 34.32% of the 2,416,232 Shares outstanding as of October 20, 2000 (as represented to the Reporting Persons by the Issuer in the Form 10Q dated September 27, 2000). In accordance with Rule 13d-5 (b) (1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco, and Mr. Zachary Ceiley, individually may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on November 13, 2000, Mr. Ceiley beneficially owned an aggregate of 827,836 Shares, of which 26,294 Shares were owned by Mr. Ceiley individually, 637,444 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 168,098 Shares were held by Mr. Ceiley as sole Trustee of the Plan and 1,300 Shares were owned by Mr. Zachary Ceiley individually.

         (b) Mr. Ceiley has the sole power to vote and dispose of the Shares which he owns individually and the power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) Since August 15, 2000, the last day on which a transaction in the Shares by the Reporting Persons was reported on the Schedule 13D, the Reporting Persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable

Item 6. Material to be Filed as Exhibits
        --------------------------------

                                                                     Page Number
                                                                     -----------
Exhibit 1. - Joint Filing Agreement dated as of
             August 23, 1999                                              11

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 2000



                       /s/ Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 2000



                       /s/ Zachary Ceiley
                    --------------------------
                    Name:  Zachary Ceiley

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 2000



                         Bisco Industries, Inc.


                            /s/ Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 2000


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                       /s/ Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee


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